Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION
25 May 2022, 4:00 p.m. EDT / 22:00 CET

MDxHealth Announces Results of its Annual and Extraordinary

General Shareholders’ Meetings and Resignation of Director

IRVINE, CA, and HERSTAL, BELGIUM – 25 May 2022 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (“MDxHealth” or the “Company”), a commercial-stage precision diagnostics company, today held its ordinary annual general shareholders’ meeting (“AGM”) and an extraordinary general shareholders’ meeting (“EGM”).

The items on the agenda of the AGM and EGM included the approval of a number of resolutions relating to the financial year ended on 31 December 2021, as well as the issuance of a new share option plan called the “2022 Share Option Plan” and the amendment of article 29 of the Company’s articles of association. The proposed resolutions that were submitted to the meetings were all duly passed.

The minutes of the AGM and EGM, and documents that were submitted to the meetings can be accessed via the Company’s website.

After the AGM and EGM were held, Rudi Mariën (as permanent representative of RR-Invest S.à.r.l.) presented to the chair of the board of directors the resignation of RR-Invest S.à.r.l. as non-executive director of the Company, effective as from 26 May 2022.

Michael McGarrity, CEO of MDxHealth, commented “On behalf of our Chairman Koen Hoffman, the Board of Directors and employees of MDxHealth, I would like to thank Rudi Marien for his unwavering support of MDxHealth over many years. Rudi has been a valued resource to me since I joined in 2019 and he will be missed as a member of our Board. I am confident that we will be able to count on Rudi’s support as we move forward to deliver value to all of our stakeholders.”

About MDxHealth®

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

MDxHealth

info@mdxhealth.com

Important information

The MDxHealth logo, MDxHealth, ConfirmMDx, SelectMDx, ResolveMDx, AS-MDx and MonitorMDx are trademarks or registered trademarks of MDxHealth SA (“MDxHealth”). All other trademarks and service marks are the property of their respective owners.